EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OWNED UNCONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2014	2013	2012	2011	2010
	(Dollars in Millions)
Net Income (loss) attributable to Tenneco Inc.	$226	$183	$275	$157	$39
Add:
Interest expense	91	80	105	108	149
Portion of rentals representative of the interest factor	21	19	18	17	15
Income tax expense	131	122	19	88	69
Noncontrolling interests	44	39	29	26	24
Amortization of interest capitalized	4	4	4	4	4
Undistributed (earnings) losses of affiliated companies in which less than a 50% voting interest is owned	(1)	—	1	—	—
Earnings as defined	$516	$447	$451	$400	$300
Interest expense	$91	$80	$105	$108	$149
Interest capitalized	5	4	4	4	4
Portion of rentals representative of the interest factor	21	19	18	17	15
Fixed charges as defined	$117	$103	$127	$129	$168
Ratio of earnings to fixed charges	4.41	4.34	3.55	3.10	1.79